Banco Itaú Holding Financeira S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

INFORMATION ON THE RESULTS FOR THE FIRST QUARTER OF 2008

We present below the main results of Banco Itaú Holding Financeira S.A. (Itaú) for the first quarter of 2008. The complete financial statements and the Management’s Discussion & Analysis Report are available on the Itaú  website (http://www.itauri.com.br).

1.
Consolidated net income of Itaú in the first quarter of 2008 totaled R$ 2,043 million, with annualized return of 28.1% on average equity. Excluding the quarter’s non-recurring effects of R$ 65 million, the recurring net income was of R$ 1,979 million, with annualized return of 27.2%. Consolidated stockholders’ equity totaled R$ 29.3 billion, a 17.2% increase as compared to March 2007. Basel ratio was 16.6% at the end of March 2008.

2.
The preferred shares of Itaú showed an appreciation of 9.9%, as compared to the quotation of March 31, 2007. The market value of Itaú at Stock Exchanges was R$ 93.9 billion at the end of March. We highlight in the quarter the repurchase of 24.6 million of its own shares by treasury.

3.
Itaú paid or provided R$ 1.8 billion for its own taxes and contributions for the quarter. In addition, it withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 1.0 billion.

4.
Itaú’s consolidated assets increased 27.1% as compared to March 2007, totaling R$ 327.6 billion. The loan portfolio, including endorsements and sureties, grew 36.2% as compared to the same period of 2007, totaling R$ 137.7 billion. In Brazil, non-mandatory loans to individuals segment grew 38.0% in relation to March 2007, reaching R$ 57.9 billion, while the very small, small and middle-market company segment grew 49.9% as compared to March 2007, totaling R$ 25.2 billion.

5.
Total free, raised and managed own assets increased 23.6% as compared to the same period in the previous year, totaling R$ 506.5 billion. Savings deposits increased 22.1%. Technical provisions for insurance, pension plan and capitalization reached R$ 25.1 billion, an increase of 24.9% as compared to March 2007.

6.
Itaú employed 66,442 people at the end of March. With investments to expand the client service areas, particularly new businesses, the number of employees increased 6.4% as compared to the same period of 2007. The employees’ fixed compensation plus charges and benefits totaled R$ 1.2 billion for the quarter. Welfare benefits granted to employees and their dependants totaled R$ 206 million. In addition, Itaú also invested R$ 16 million in education, training and development programs.

7.
Itaú was elected the Best Managed Company in Latin America, in the banking and financial sector, for the 2nd consecutive year, by Euromoney Magazine, and considered the Best Retail Bank in Latin America in an analysis of the last twenty years by Latin Finance Magazine.

8.
In the quarter, Itaú Holding invested R$ 23 million in social and cultural projects, of which we highlight the following: the adoption by the Ministry of Education of the “Escrevendo o Futuro” (Writing the Future) Program, which is now converted into the Brazilian Portuguese Language Olympiad, and the continuity of the “Programa Melhoria da Educação no Município” (Improvement in Municipal Schools), in the States of São Paulo and Goiás, and in the State of Piauí (Semi-Arid Region). Also noteworthy is the “Futuro do Presente” (“Future of Present”) exhibition, visited by around 56,000 people, and the expansion of “Enciclopédia Itaú Cultural de Teatro” (Itaú Cultural Theater Encyclopedia) marked by an exclusive performance of the “Vestido de Noiva” (Wedding Dress) play, seen by over 3,000 people.

BANCO ITAÚ HOLDING FINANCEIRA S.A. INFORMATION ON THE RESULTS FOR THE FIRST QUARTER OF 2008	fls. 2

9.
In the sustainability agenda, noteworthy is the launch of the “Prêmio Itaú de Finanças Sustentáveis (Itaú’s Sustainable Finance Award), developed in partnership with Instituto Ethos and Sustainability, an English NGO (Non-governmental organization), and the 1st debate of the 2008 cycle of “Diálogos Itaú de Sustentabilidade” (Itaú’s Dialogues on Sustainability) on the theme “Carbon Credit Market: scenarios, trends and challenges” in São Paulo. With the “Navega São Paulo Escolas - De Olho No Tietê” (Keeping an Eye on Tietê) program, Itaú Cultural implements environmental awareness and cultural inclusion programs involving the public in general and 8,000 teachers and students of state schools of the São Paulo metropolitan region.

10.
At the A/ESM held on April 23, 2008, stockholders resolved to approve the issue 310.7 million common shares and 294.0 million preferred shares, which will be assigned to stockholders on a non-onerous basis, as a bonus, in the proportion of one new share to every four shares of the same type. Monthly dividends will remain at R$ 0.012 per share, so that the amounts monthly paid to stockholders will be increased by 25%, after including the bonus shares in the shareholding position. 10.3 million common shares and 15.0 million preferred shares, all book-entry, issued by the Company and held in treasury were cancelled, without reduction in the capital stock.

11.
To improve Itaú’s conditions to successfully face future challenges on a sustainable basis, significant changes were implemented in the Bank’s organization chart, with effects on decision-making processes and that will leave deep hallmarks in Itaú in the coming years. These changes will give rise to better conditions for the decision-making process, by giving to Itaú’s leaders more opportunities to conduct the Bank’s business. Concomitantly, the activities of Risk Control and Finance, Audit, Internal Controls and Compliance will be more clearly defined and strengthened. The Risk and Capital Management Committee and the Accounting Policies Committee were set up within this context, linked with the Board of Directors.

12.
In April 2008, Banco Itaú announced an agreement for the acquisition of 100% of Unión Capital’s shares, a private pension plan company which manages a pension fund in Uruguay. The fund has 162,000 clients and managed assets of approximately US$ 634 million, representing approximately 20% of the pension funds assets in Uruguay.

13.
On April 30, 2008, Standard & Poor’s, a rating agency, upgraded the domestic and foreign exchange long-term credit ratings of Banco Itaú and Banco Itaú BBA from BBB- to BBB, maintaining these Institutions at the highest level awarded to Brazilian banks.

The aforementioned information on the results for the first quarter includes forward-looking statements.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: increases in defaults by borrowers and other loan delinquencies, increases in the provision for loan losses, increases in the provision for loan losses, deposit attrition, customer loss or revenue loss, our ability to sustain or improve our performance, changes in interest rates which may, among other effects, adversely affect margins, competition in the banking, financial services, credit card services, insurance, asset management and related industries, government regulation and tax matters, adverse legal or regulatory disputes or proceedings, credit, market and other risks of lending and investment activities, changes in regional, national and international business and economic conditions and inflation, and other risk factors as described in our 2006 Annual Report on Form 20-F.

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

São Paulo, May 5, 2008.

Olavo Egydio Setubal
Chairman of the Board of Directors

Alfredo Egydio Setubal Investor Relations Officer